35/09

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO CANADA, AUSTRALIA, JAPAN OR SOUTH AFRICA OR ANY STATE OR JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO

LLOYDS BANKING GROUP PARTICIPATES IN THE GOVERNMENT ASSET PROTECTION SCHEME AND ANNOUNCES REPLACEMENT OF HM TREASURY PREFERENCE SHARES

Lloyds Banking Group plc (Lloyds Banking Group or the Group) today announces its intention to participate in the Government’s Asset Protection Scheme (the Scheme), substantially reducing its risk weighted assets and very significantly strengthening the Group’s capital position. The Group has also agreed to replace the £4 billion of preference shares held by HM Treasury with new ordinary shares which will be offered to existing shareholders on a pre-emptive basis. Participation in the Scheme and the replacement of the preference shares is subject to, among other things, shareholder approval.

Eric Daniels, Group Chief Executive, Lloyds Banking Group, said: “Participating in the Government’s Asset Protection Scheme substantially reduces the risk profile of the Group’s balance sheet. Our significantly enhanced capital position will ensure that the Group can weather the severest of economic downturns and emerge strongly when the economy recovers. We believe that this is an appropriate deal for our shareholders.”

Details of the Scheme are set out in the press release issued by HM Treasury on 26 February 2009. The Group will continue working with HM Treasury to agree and finalise its accession to the Scheme.

Scheme amount
The Group intends to participate in the Scheme in respect of assets and exposures (Covered Assets) on its balance sheet with an aggregate par value of approximately £260 billion (expected to be approximately £250 billion net of December 2008 impairment provisions and writedowns). The Covered Assets are expected to include residential mortgages (c.£74 billion), unsecured personal loans (c.£18 billion), corporate and commercial loans (including commercial real estate and leveraged finance loans) (c.£151 billion) and treasury assets (including the Group’s Alt-A portfolio) (c.£17 billion).

It is expected that approximately 83 per cent of the Covered Assets will come from HBOS legacy lending books and the balance from Lloyds TSB legacy books.

First loss
The Group will bear a first loss amount in respect of the Covered Assets. The amount of the first loss will be up to £25 billion (after taking into account historic impairments and writedowns).

After the first loss, the Group will retain an exposure of 10 per cent of any further losses incurred in respect of the Covered Assets. The remaining 90 per cent of further losses arising in respect of the Covered Assets will be borne by HM Treasury. The Scheme will apply to losses incurred in respect of assets and exposures on the balance sheet as at 31 December 2008, regardless of when such losses are incurred.

Fee and related issuance of capital
Upon accession to the Scheme, the Group will pay a fee to HM Treasury of £15.6 billion. This fee will be amortised over an estimated 7 year period. The proceeds of this fee will be applied by HM Treasury in subscribing for an issue by Lloyds Banking Group plc of B Shares, carrying a dividend of the greater of 7 per cent per annum and 125 per cent of the dividend on ordinary shares. The B Shares will constitute core tier 1 capital. A summary of the expected terms of the B Shares is set out in Appendix 1. The overall cost to the Group of participating in the Scheme, as a percentage of the reduction in risk-weighted assets, totals 20.9 per cent.

The B Shares, which are non-voting, are convertible at any time at the holder’s option into ordinary shares in Lloyds Banking Group plc at a price of 115 pence per ordinary share, and are mandatorily convertible into ordinary shares at that price if the volume weighted average trading price of the ordinary shares for 20 trading days in any 30 trading day period equals or exceeds 150 pence.

The Group has not entered into any agreement to restrict the utilisation of any existing or future UK tax losses or allowances.

Capital restructuring – replacement of existing preference shares
The Group has today agreed with HM Treasury that on implementation of the Asset Protection Scheme the £4 billion of preference shares HM Treasury holds (together with accrued dividends) will be replaced with new ordinary shares. Eligible Lloyds Banking Group plc ordinary shareholders (Shareholders) will be able to apply to subscribe for approximately £4 billion of new ordinary shares pro rata to their existing shareholdings at a fixed price of 38.43 pence per share. This represents an 8.5 per cent discount to the closing price on 6 March 2009. These new ordinary shares will be offered to Shareholders and new investors on the same basis as the Placing and Open Offer in November 2008. The ordinary share offer is fully underwritten by HM Treasury on substantially the same fee basis as the Placing and Open Offer conducted in November 2008. There will be an excess application facility as in November pursuant to which Shareholders may apply for additional new shares in the ordinary share offer. The proceeds of the issue will be used to redeem the preference shares held by HM Treasury.

The preference shares will be redeemed at 101 per cent of their issue price. Dividends will continue to accrue on the preference shares until redemption. The redemption of the preference shares held by HM Treasury will remove the annual cost of the preference share dividends of £480 million and will improve the Group’s cashflow and capital generation. In addition, upon redemption of the preference shares, the block on payment of ordinary dividends will be removed. However, it is not the Board’s intention to pay a dividend on ordinary shares in 2009.

Further details and the terms and conditions of the ordinary share offer will be set out in the circular and prospectus, as applicable, the availability of which will be communicated to Shareholders in due course.

Impact of preference share replacement and B Share conversion
If Shareholders do not claw back any entitlement to the ordinary shares to be issued pursuant to the preference share replacement, HM Treasury will own approximately 65 per cent of the ordinary shares. In addition, in the event of full conversion of the B Shares, if HM Treasury retained all the ordinary shares resulting from such conversion and assuming it still retained all its existing shareholding in Lloyds Banking Group plc, then HM Treasury’s aggregate ordinary shareholding would be 77 per cent. HM Treasury may not exercise its option to convert the B Shares to the extent that by doing so it would hold more than 75 per cent of the ordinary shares in Lloyds Banking Group plc, although this limitation does not apply in the event of mandatory B Share conversion. In no circumstances will HM Treasury be able to exercise more than 75 per cent of the voting rights in Lloyds Banking Group plc.

HM Treasury has confirmed to the Board that its objective in increasing its potential holding of ordinary shares in the Group is to provide financial support. In the event that HM Treasury increases its ownership of the ordinary shares, it does not envisage any change to the constructive relationship it currently enjoys with the Board.

Capital ratios
Participation in the Scheme and the capital restructuring will result in a very significant boost to the Group’s proforma 31 December 2008 core tier 1 capital ratio (as previously announced on 27 February 2009) by some 810 basis points, to approximately 14.5 per cent. The tier 1 capital ratio will be approximately 18.7 per cent and the total capital ratio will be approximately 20.5 per cent.

The significant increase in the Group’s capital resources will come from an approximate £194 billion reduction in the Group’s risk weighted assets and the issue of £15.6 billion of B Shares to HM Treasury and is stated after allowing for the deduction from tier 1 capital of 50 per cent of the unprovided first loss exposure in the Covered Assets, less relevant fair value adjustments.

Lending
Participation in the Scheme, together with the increased quality of capital arising from replacing the preference shares held by HM Treasury with ordinary shares, have enabled the Group to commit to increase lending for the twelve-month period ending 1 March 2010 to creditworthy borrowers by a total of £14 billion – £3 billion for mortgage lending and £11 billion for business lending. A further £14 billion is committed for the twelve month period thereafter. This additional lending will be subject to the Group’s prevailing commercial terms and conditions (including pricing and risk assessment) and, in relation to mortgage lending, the Group’s standard credit and other acceptance criteria.

This lending commitment is part of the Group’s ongoing support for UK businesses and homeowners. The Group has pledged its support for various Government schemes designed to provide additional funding for small businesses. The Group has also published charters for its small business customers making a range of pledges to help firms through the downturn, including a pledge to reduce business rates in line with base rate.

Term
While it is intended that the Scheme will apply to the Covered Assets until their maturity, the Group’s participation in the Scheme will be capable of termination by mutual agreement of the Group and HM Treasury.

Ongoing management of the Covered Assets
Lloyds Banking Group will continue to manage all the Covered Assets in accordance with asset management requirements as outlined under the Scheme.

As the Scheme is intended to apply to losses arising before the Scheme comes into operation, the Group has today agreed with HM Treasury certain interim arrangements relating to the management of those assets and exposures likely to be part of the Scheme.

Conditions to accession to the Scheme
Implementation of the Scheme for the Group will be subject to further due diligence by HM Treasury and its advisers, documentation and satisfaction of applicable conditions (including the application criteria and asset eligibility criteria of the Scheme) and conditions precedent to accession to the Scheme, including regulatory, State Aid and shareholder approvals.

A short presentation outlining the key details of the Scheme is available on the Lloyds Banking Group website at: www.lloydsbankinggroup.com/investors/financial_performance/presentations_and_webcasts.asp An analyst conference call will also be held at 8:00am on Monday 9 March and a live and recorded webcast will also be available on our website.

For further information:

Investor Relations
Michael Oliver	+44	(0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe	+44	(0) 20 7356 1571
Senior Manager, Investor Relations
Email: douglas.radcliffe@ltsb-finance.co.uk

Media Relations
Shane O’Riordain	+44	(0) 20 7356 1849
Group Communications Director
Email: shane.o’riordain@lloydsbanking.com

Leigh Calder	+44	(0) 20 7356 1347
Senior Manager, Media Relations
Email: leigh.calder@lloydstsb.co.uk

Appendix 1

B Shares – Term Sheet

Issuer:
Lloyds Banking Group plc (the “Company”).

Securities:
Ordinary shares with preferential rights in respect of dividends (“B Shares”). The B Shares have no maturity and are irredeemable.

Nominal Value:
25 pence per B Share

Issue Price:
42 pence per B Share

Rights upon Liquidation:
On a return of capital or distribution of assets on a winding-up holders of B Shares will rank in the application of the assets of the Company available to shareholders pari passu with the holders of any other classes of ordinary shares of the Company.

For these purposes, on a winding-up, each holder of a B Share will be deemed to hold one ordinary share of the Company for every B Share held at the date of the commencement of such winding-up (the “Winding Up Ratio”).

Adjustments to the Winding Up Ratio:
The Winding Up Ratio shall be subject to anti-dilution adjustments.

Dividends:
Non-cumulative dividends will be paid semi-annually at the discretion of the Board of Directors or a Committee thereof, which dividends shall be paid in priority to the payment of any dividend on any other class of ordinary share capital of the Company.

The Board of Directors or a Committee thereof shall, by 31 August in each financial year, decide whether or not to pay an interim dividend or make an interim bonus issue on the ordinary shares in respect of that financial year. If it is decided that an interim dividend or an interim bonus issue on the ordinary shares is to be paid or made in any financial year, any first semi-annual dividend or bonus issue on the B Shares in respect of the same financial year will be paid at the same time. If it is decided that no interim dividend or interim bonus issue on the ordinary shares will be paid or made in such financial year, the first semi-annual dividend on the B Shares in respect of such financial year will, if paid, be so paid no later than 31 August in such financial year provided, in each case, funds are available for distribution and are permitted by law to be distributed. The record date for any first semi-annual dividend or bonus issue on the B Shares shall be the same as the record date for any interim dividend or bonus issue on the ordinary shares in respect of the relevant financial year or otherwise shall be three business days before 31 August in each year.

The Board of Directors or a Committee thereof shall, by 30 April in each financial year, decide whether or not to pay or to recommend a final dividend or make a bonus issue on the ordinary shares in respect of the immediately preceding financial year. If it is decided that a final dividend or bonus issue on the ordinary shares is to be paid, recommended or made in respect of the immediately preceding financial year, any second semi-annual dividend or bonus issue on the B Shares in respect of the same financial year will be declared at the same time. If it is decided that no final dividend or bonus issue on the ordinary shares will be paid, recommended or made in respect of the immediately preceding financial year, any second semi-annual dividend on the B Shares in respect of the same year will, if declared, be so declared no later than 30 April in the immediately following financial year provided, in each case, funds are available for distribution and are permitted by law to be distributed. The record date for any second semi-annual dividend or bonus issue on the B Shares shall be the same as the record date for any final dividend or bonus issue on the ordinary shares in respect of the relevant financial year or otherwise shall be three business days before 30 April in each year.

The date on which the Board of Directors or a Committee thereof takes the decision whether or not to declare or pay a semi-annual dividend (in whole or in part) or make a bonus issue on the B Shares in respect of a financial year is referred to as a “Declaration Date”.

If declared, semi-annual dividends on each B Share shall be equivalent to (1) 7% of the Issue Price per B Share multiplied by the actual number of days in the period from (and including) the immediately preceding Declaration Date or, if none, the date of issue to (but excluding) the current Declaration Date divided by 365 (or 366 in a leap year) or (2) in the case of any second semi-annual dividend in any financial year, if greater and if a dividend or dividends or other distribution is/are recommended, paid or made (whether interim or final) on the ordinary shares of the Company in respect of the period from (and including) the Declaration Date falling on (or nearest to) one year prior to the current Declaration Date or, if none, the date of issue to (but excluding) the current Declaration Date, 125% (the “Participation Rate”) of the aggregate amount of such dividend(s) or distribution per ordinary share (the value of any amount of non-cash dividend or distribution being its market value as certified by an independent investment bank (acting as expert) appointed by the Company), less the amount of the first semi-annual dividend (if any) paid in such financial year.

If declared, the first semi-annual dividend on the B Shares in respect of a financial year will be paid three business days after the record date for an interim dividend or interim bonus issue on the ordinary shares. If no interim dividend is paid or no interim bonus issue is made on the ordinary shares of the Company in respect of a financial year, the payment date for the first semi-annual dividend on the B Shares in respect of that financial year will be 31 August in that financial year, commencing in 2009.

If declared, the second semi-annual dividend on the B Shares in respect of a financial year will be paid three business days after the record date for a final dividend or bonus issue on the ordinary shares. If no final dividend is paid or recommended or no bonus issue is made on the ordinary shares of the Company in respect of that financial year, the payment date for the second semi-annual dividend on the B Shares in respect of that financial year will be 30 April in that year, commencing in 2010.

The Board of Directors or a Committee thereof may in its discretion decide that dividends on the B Shares in respect of any financial year will not be declared at all or will be declared only in part even when distributable profits are available for distribution. If the Board of Directors or a Committee decides not to declare a dividend payable on the B Shares in respect of a financial year or declares that it shall be payable only in part, then the rights of holders of the B Shares to receive the relevant dividend in respect of that financial year will be lost either entirely or as to the part not declared, as applicable, and the Company will have no obligation in respect of the amount of dividend not declared either to pay the relevant dividend in respect of that financial year or to pay interest thereon, whether or not dividends on the B Shares are declared in respect of any future financial years.

Adjustments to the Participation Rate:
The Participation Rate will be subject to anti-dilution adjustments.

Option to Pay in Scrip:
If the Board, or a Committee thereof, decides to pay a dividend on the B Shares in respect of a financial year and either (i) no interim dividend has been paid and no final dividend has been paid or recommended on the ordinary shares and/or distribution made thereon in respect of the same financial year or (ii) an interim dividend has been paid or a final dividend has been paid or recommended and/or a distribution has been made thereon otherwise than in cash in respect of the same financial year, the Board or Committee may in its discretion determine that a dividend on the B Shares in respect of the corresponding period shall be paid in whole or in part by the Company issuing further B Shares to the holders of B Shares. The number of further B Shares to be issued to each holder shall be such number of B Shares as shall be certified by an independent investment bank (acting as expert) to equal the value of the dividend otherwise payable in cash on the B Shares in respect of the relevant period.

Restrictions following non-declaration of dividends:
If any semi-annual dividend on the B Shares in respect of a financial year is not declared and paid in full in cash or otherwise, or the Company has not set aside an amount equal to such dividend, the Company:

(i)	may not, and shall procure that no member of the Group shall, pay dividends or other distributions (whether in cash or otherwise) upon any Parity Securities, including any dividends or distributions (whether in cash or otherwise) on ordinary shares payable by reference to the same record date as the B Shares, and the Company may not, and shall procure that no member of the Group shall, set aside any sum for the payment of those dividends or other distributions; and

(ii)	may not, and shall procure that no member of the Group shall, redeem, purchase or otherwise acquire for any consideration any of its Parity Securities and shall not set aside any sum or establish any sinking fund for the redemption, purchase or other acquisition of Parity Securities, until such time as semi-annual dividends on the B Shares have been resumed in full.

“Group” means the Company and its subsidiary undertakings.

“Parity Securities” means (i) the ordinary shares of the Company and (ii) any other securities of the Company or any other member of the Group ranking or expressed to rank pari passu with the ordinary shares and the B Shares on a return of capital or distribution of assets on a winding-up, either issued by the Company or, where issued by another member of the Group, where the terms of the securities benefit from a guarantee or support agreement entered into by the Company which ranks or is expressed to rank pari passu with the ordinary shares and the B Shares on a return of capital or distribution of assets on a winding-up.

Conversion:
Holders of B Shares shall have the option to convert some or all of the B Shares into ordinary shares of the Company at any time at the Conversion Price provided, however, that all B Shares shall be automatically and mandatorily converted into ordinary shares at the Conversion Price if the volume weighted average trading price of the ordinary shares for 20 complete trading days in any 30 day trading period equals or exceeds 150 pence per ordinary share.

The number of ordinary shares to be delivered by the Company to a Holder of B Shares upon conversion of the B Shares shall equal the Conversion Ratio for each B Share held, multiplied by the number of B Shares converted and rounded down to the nearest whole share.

As used herein:

“Conversion Price” means 115 pence per ordinary share; and

“Conversion Ratio” means the Issue Price per B Share divided by the Conversion Price.

Covenants relating to conversion:
The terms of the B Shares will contain standard covenants relating to the availability of ordinary shares and to listing in respect of any conversion to ordinary shares.

Restrictions on conversion:
Without prejudice to rights arising on the mandatory conversion of ordinary shares, HM Treasury shall not be entitled to exercise its option to convert B shares into ordinary shares for as long as it holds 75% or more of the ordinary shares or if the exercise of such option would result in it holding 75% or more of the ordinary shares.

Adjustments to the Conversion Price:
The Conversion Price shall be adjusted in accordance with standard Euro-market anti-dilution adjustments other than customary change of control adjustments or extraordinary dividend adjustments to the extent compensated by dividends paid at the Participation Rate without any double counting.

Voting rights:
Holders of the B Shares will only be entitled to receive notice of and to attend any general meeting of Shareholders and to speak or vote upon any resolution proposed at such meeting if a resolution is proposed either varying or abrogating any of the rights and restrictions attached to the B Shares or to wind up, or in relation to the winding-up of, the Company (and then in each such case only to speak and vote upon any such resolution).

If the second semi-annual dividend payable on the B Shares in respect of the 2011 financial year is not declared and paid in full in cash or otherwise on the date for the payment of such semi-annual dividend, or if any subsequent semi-annual dividend on the B Shares is not declared and paid in full in cash or otherwise on the date for the payment of such semi-annual dividend, holders of the B Shares will be entitled to receive notice of, and to attend any general meeting following the date on which such semi-annual dividend would otherwise have been payable, and to speak or vote upon any resolution proposed at such meeting. In these circumstances only, the rights of the holders of the B Shares so to receive notice, attend, speak and vote will continue until the Company has resumed the payment in full of dividends on the B Shares.

If holders of the B Shares are entitled to vote upon a resolution proposed at a general meeting of Shareholders, on a show of hands every holder of B Shares who is entitled to vote or any proxy or a corporate representative for that holder, in each case who is present in person, will have one vote. On a poll, each holder of B Shares who is entitled to vote and who is present in person, by proxy or by corporate representative, will have one vote for each B Share of which he or she is the holder.

Purchase of own shares:
Subject to the Articles, the provisions of the Companies Acts, all other laws and regulations applying to the Company and the rights conferred on any other class of shares of the Company and confirmation from the FSA that it has no objection to the purchase (for as long as the Company is required to obtain such confirmation) the Company may at any time purchase any B Shares.

Share buybacks:
For as long as any B Shares remain outstanding the Company may not purchase any of its ordinary shares.

Restrictions on Voting Rights:
A holder of B Shares shall not, for so long as the B Shares remain unlisted, be entitled to vote, whether on a show of hands or on a poll, on resolutions proposed at a general meeting of the Company in order to fulfil a requirement of the Listing Rules. For the avoidance of doubt, this restriction shall not affect or limit any voting rights that a holder of B Shares may have in respect of any other resolution other than resolutions proposed at a general meeting to fulfil a requirement of the Listing Rules.

HM Treasury shall not:

(a)	be entitled to vote the B Shares, whether on a show of hands or on a poll, to the extent, but only to that extent, that votes cast on such B Shares, together with any votes which HM Treasury is entitled to cast in respect of any other ordinary shares held by or on behalf of HM Treasury, would exceed 75% of the total votes eligible to be cast on a resolution presented at a general meeting of the Company; or

(b)	be entitled to vote, whether on a show of hands or on a poll, in respect of ordinary shares acquired by it as a result of the conversion of B Shares into ordinary shares to the extent, but only to that extent, that votes cast on such ordinary shares, together with any other votes which HM Treasury is entitled to cast in respect of any other ordinary shares held by or on behalf of HM Treasury would exceed 75% of the total votes eligible to be cast on a resolution presented at a general meeting of the Company.

For the avoidance of doubt, these restrictions shall not affect or limit any voting rights that HM Treasury may have in respect of any other class or classes of shares in the capital of the Company.

“Listing Rules” means the listing rules made by the FSA pursuant to section 73A of the Financial Services and Markets Act 2000, as amended from time to time.

Amendments:
For so long as the B Shares are held by or on behalf of HM Treasury and in the event that the B Shares cease to be eligible as Core Tier 1 Capital then HM Treasury shall negotiate in good faith with the Company with a view to making such amendments to the terms of the B shares as may be necessary for the B Shares to constitute Core Tier 1 Capital.

“Core Tier 1 Capital” has the meaning given by the FSA from time to time.

No pre-emption rights:
Holders of the B Shares will not have pre-emption rights in respect of ordinary shares.

Listing:
The B Shares will not initially be listed. HM Treasury is entitled to require the Company to seek a listing of the B Shares.

Governing law:
The creation and issue of the B Shares and the rights attached to them are governed by, and shall be construed in accordance with, the laws of Scotland.

Under Rule 9 of the City Code, where any person who is interested in shares which in the aggregate carry not less than 30% of the voting rights of a company (and such person does not hold shares carrying more than 50% of such voting rights), acquires an interest in any other shares which increases the percentage of shares carrying voting rights in which such person is interested, then that person is normally obliged to make a general offer in cash to all shareholders at the highest price paid by him, or any person acting in concert with him, within the preceding 12 months.

As a result of acquiring further ordinary shares issued on the replacement of the existing preference shares or following exercise of the conversion rights attaching to the B shares described in this announcement, HM Treasury may increase the percentage of shares carrying voting rights in which it is interested. Lloyds Banking Group will seek confirmation from the Panel on Takeovers and Mergers (the “Panel”) that, subject to the independent shareholders of Lloyds Banking Group voting in favour of a resolution to that effect, the Panel will disapply the requirement to make a general offer under the terms of Rule 9 of the City Code. An appropriate resolution will be put to Lloyds Banking Group shareholders at the Lloyds Banking Group General Meeting to approve the replacement of the existing preference shares and the related issue of ordinary shares and the creation and issue of the B shares. HM Treasury’s commitment to acquire the ordinary shares to be issued to replace the existing preference shares will be conditional on the disapplication of the requirements for a general offer under Rule 9 of the City Code being approved.

This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the securities being issued in any jurisdiction in which such offer or solicitation is unlawful.

This announcement is not for distribution, directly or indirectly, in or into Australia, South Africa, Canada or Japan or any other state or jurisdiction in which it would be unlawful to do so. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The securities mentioned herein (the “Securities”) have not been, and will not be, registered under the United States Securities Act of 1933 (the “Securities Act”). The Securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of the Securities in the United States.

Neither the content of Lloyds Banking Group’s website nor any website accessible by hyperlinks on Lloyds Banking Group’s website is incorporated in, or forms part of, this announcement.

The distribution of this announcement and/or any other documents related to any offering of securities or the transfer or offering of securities into jurisdictions other than the United Kingdom (‘UK’) may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement has been prepared for the purposes of complying with applicable law and regulation in the UK and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the UK.

This announcement includes certain forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group’s or management’s beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future.

Examples of such forward looking statements include, but are not limited to, projections or expectations of the Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, expenditures or any other financial items or ratios; statements of plans, objectives or goals of Lloyds Banking Group or its management including in respect of the integration of HBOS and the achievement of certain synergy targets; statements about the future business and economic environments in the UK and elsewhere including trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments, competition, regulation, dispositions and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

Factors that could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by Lloyds Banking Group or on Lloyds Banking Group’s behalf include, but are not limited to, general economic conditions in the UK and internationally; inflation, deflation, policies of the Bank of England and other G7 central banks and interest rate, exchange rate, market and monetary fluctuations; changing demographic developments including consumer spending, saving and borrowing habits, technological changes, natural and other disasters, adverse weather, terrorist acts and other acts of war or hostility and responses to those acts; changes in laws, regulations, taxation, Government policies or accounting standards or practices and similar contingencies outside the Lloyds Banking Group’s control; the ability to derive cost savings and other benefits as well as mitigate exposures from the acquisition and integration of HBOS; inadequate or failed internal or external processes, people and systems; exposure to regulatory scrutiny, legal proceedings or complaints; changes in competition and pricing environments; the inability to hedge certain risks economically; the adequacy of loss reserves; the ability to secure new customers and develop more business from existing customers; the degree of borrower credit quality; the ability to achieve value-creating mergers and/or acquisitions at the appropriate time and prices and the success of the Lloyds Banking Group in managing the risks of the foregoing.

Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual report and accounts, annual review, half-year announcement, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts. The forward looking statements contained in this announcement are made as of the date hereof, and Lloyds Banking Group undertakes no obligation to update any of its forward looking statements.